Exhibit 99.8

Allegheny County District Attorney’s Office to Deploy NICE AI-Powered
Digital Evidence Management Solution

Pennsylvania’s Allegheny County looks to NICE Justice to streamline the criminal justice process, reduce postponements, and free up attorneys to prosecute more cases

Hoboken, N.J., August 28, 2023 – NICE (Nasdaq: NICE) today announced that the Office of the District Attorney of Allegheny County (which includes the Pittsburgh, Pennsylvania metropolitan area) will be deploying NICE Justice, one of the AI-powered solutions in NICE’s Evidencentral platform, to streamline its entire criminal justice process. Through its deployment of NICE Justice, the Allegheny County District Attorney’s Office is looking to improve how it manages a growing influx of digital evidence across every touchpoint, from intake to discovery. The Allegheny County DA serves a population of 1.2 million people and is the second county District Attorney’s office in Pennsylvania to select NICE Justice.

The cloud-based NICE Justice solution digitally transforms how district attorneys and office staff receive, interact with, manage and share digital evidence. Freed from dealing with discs, drives, emails, and logging into multiple systems to manage and prepare evidence, attorneys and staff can focus on building and presenting compelling cases. NICE Justice also features built-in AI capabilities for face detection and redaction, video and audio transcription, and finding evidence connections.

William Petulla, Chief Trial Deputy for the Allegheny County DA’s Office, said, “The explosion of digital evidence has been an enormous help in prosecuting cases, but it has come with a number of challenges as well. Just the sheer volume of evidence has led to challenges in timely discovery and disclosure and relegated our attorneys to the role of makeshift IT specialists. NICE Justice will help us better manage the growing influx of digital evidence, provide digital discovery in a timely fashion, and free up our assistant district attorneys to focus on prosecuting our high volume of cases.”

Rebecca D. Spangler, First Assistant District Attorney for the Allegheny County DA’s Office, said, “We have a sizable number of cases that were postponed due to delays in processing digital evidence. With NICE Justice, we’ll be able to streamline the entire process of managing digital evidence, from intake to discovery. When we’re able to eliminate postponements by making the system more efficient as a whole, that’s good for everyone.”

The Allegheny County District Attorney’s Office employs 127 attorneys who manage 35,000 cases annually. As case volumes have grown, so too has digital evidence. The Office receives evidence from close to 200 different police departments, which each have their own methods of sharing it. Evidence arrives on hard drives and CDs, via Dropbox and email, and sometimes needs to be manually downloaded and re-uploaded into other systems.

NICE Justice consolidates evidence intake through one system to expedite digital discovery. Police departments can upload and share all types of digital evidence, including video, through a unified online portal. Evidence is automatically deposited into the correct digital case file folder. NICE Justice also speeds up trial preparation and disclosure, with AI-powered transcription and redaction software.

Chris Wooten, Executive Vice President, NICE, said, “As digital evidence grows, the entire criminal justice system is becoming bottlenecked. NICE Justice is an innovative solution to this digital evidence challenge. By combining AI and automation, NICE Justice liberates everyone from the manual work of managing digital evidence – police departments, public defenders, prosecutors, and courts – so they can deliver swifter justice and get to the truth faster.”

To learn more about NICE’s digital transformation solutions for Public Safety and Justice:

•	Visit the NICE website by clicking here.
•	Email PSInfo@NICE.com for more information.

About the Allegheny County District Attorney’s Office
Led by District Attorney Stephen A. Zappala, Jr., the Allegheny District Attorney’s Office is responsible for the prosecution of violations of Pennsylvania commonwealth laws in Allegheny County, Pennsylvania. The Office employs 127 attorneys who manage 35,000 cases annually, and serves a population of 1.2 million people, including citizens residing in the Pittsburgh metropolitan area. Allegheny County is Pennsylvania's second most populous county. More info at https://alleghenycountyda.us/.

NICE Public Safety & Justice
With over 3,000 customers and 30 years of experience, NICE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. Powered by Artificial Intelligence (AI), NICE’s Evidencentral platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NICE also helps everyone work better together, so justice flows more smoothly, from incident to court. https://www.nicepublicsafety.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

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Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.